Exhibit 9

PRIVATE & CONFIDENTIAL

LETTER AGREEMENT

From:	EVO Transportation & Energy Services, Inc. (“EVO” or the “Company”)

To:	Antara Capital Master Fund LP (“Antara”)

Ladies and Gentlemen,

Reference is made to that certain Financing Agreement, dated as of the date hereof, by and among, Antara, EVO, Cortland Capital Market Services LLC, as administrative agent and collateral agent, and the banks, financial institutions and other entities from time to time party thereto (the “Financing Agreement”).

Pursuant to Section 5.19 of the Financing Agreement, the Company has agreed to use commercially reasonable efforts to consummate the sale of newly issued shares of common equity of the Company on market terms for aggregate gross proceeds of at least $10,000,000.00. In furtherance of such efforts, the Company and Antara wish to enter into this Agreement regarding the purchase of shares of common equity of the Company by Antara, subject to the terms and conditions set forth herein.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.

Purchase and Sale. Subject to the terms and conditions set forth in this letter agreement (this “Agreement”), at the Closing (as defined below), the Company shall sell to Antara, and Antara shall purchase from the Company, a number of shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”) equal to (a) the Commitment Amount (as defined below) divided by (b) the Per Share Price (such shares, as adjusted pursuant to the following proviso, the “Purchased Shares”); provided, however, that in no event shall Antara acquire, and the Company shall not sell to Antara, shares of Common Stock that would result in any non-U.S. entity managed, advised or controlled by Antara and that is treated as a corporation for U.S. tax purposes being treated as owning more than 9.9% of the total combined voting power of all classes of stock of the Company after giving effect to the Closing, such percentage to be calculated by Antara, in its sole discretion, in accordance with the principals used in determining whether a holder is a “10-percent shareholder” for purposes of Internal Revenue Code Section 871(h)(3). The aggregate purchase price for the Purchased Shares shall be an amount equal to (1) the number of Purchased Shares multiplied by (2) the Per Share Price.

For purposes of this Agreement, (a) “Commitment Amount” means (i) if the Per Share Price is equal to or less than $2.50, $2,000,000.00 and (ii) if the Per Share Price is greater than $2.50, an amount equal to (A) $2,000,000.00 minus (B) $4,000.00 for each $0.01 by which the Per Share Price exceeds $2.50, (b) “Equity Offerings” means one or more public or private offerings of shares of Common Stock, consummated subsequent to the date of this Agreement and prior to the date that is six months after the date of this Agreement (the “End Date”), as contemplated by Section 5.19 of the Financing Agreement, and (c) “Per Share Price” means the lowest price per share paid by a purchaser of shares of Common Stock in the Equity Offerings.

2.

Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchased Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at 9:00 a.m., New York City time, no later than five business days after the last of the conditions to Closing set forth in Section 5 has been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), remotely by electronic mail and/or facsimile, or at such other time or on such other date or at such other place or by such other method as the Company and Antara may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

3.

Representations and Warranties of the Company. The Company hereby represents and warrants to Antara that (a) it has the corporate power and authority to execute this Agreement and consummate the transactions contemplated by this Agreement, (b) there are no statutory or contractual stockholders’ preemptive rights or rights of refusal with respect to the issuance of the Purchased Shares, (c) the execution and delivery by the Company of this Agreement and the issuance of the Purchased Shares do not and shall not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any lien, security interest, charge or encumbrance upon the Company’s capital stock or assets pursuant to, (iv) result in a violation of, or (v) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to, the Company’s certificate of incorporation or bylaws or any law in effect as of the date hereof to which the Company is subject, or any agreement, instrument, order, judgment or decree to which the Company is subject as of the date hereof, except for any such authorization, consent, approval, notice or exemption required under applicable securities laws, (d) the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $0.0001 par value, of the Company (“Preferred Stock”), (e) as of the date of this Agreement, 14,325,636 shares of Common Stock were outstanding, and 100,000 shares of Preferred Stock were outstanding, (f) as of the date of this Agreement, 5,069,250 shares of Common Stock are subject to options issued pursuant to employee benefit plans of the Company and 8,853,895 shares of Common Stock are subject to warrants issued by the Company, and (g) upon the expected closing of the Jerry Moyes CNG truck transaction, the Company expects 1,174,800 shares to be issued.

4.

Representations and Warranties of Antara. Antara hereby represents and warrants to the Company that, as of the date hereof: (a) it is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”); (b) it is acquiring the Purchased Shares to be issued upon the Closing for investment for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of the Purchased Shares, except pursuant to sales registered or exempted under the Securities Act; (c) it understands and acknowledges that the Purchased Shares will be “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Securities Act only in certain limited circumstances; (d) it can bear the economic and financial risk of its investment for an indefinite period, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Purchased Shares; and (e) it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Purchased Shares and the business, properties, prospects and financial condition of the Company.

5.	Conditions to Closing.

a.

Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing, of the following conditions: (i) no governmental authority shall have enacted, issued, promulgated, enforced or entered any order, writ, judgment, injunction, decree, stipulation, determination or award, which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof; and (ii) there shall not be pending any suit, action or proceeding by any governmental authority seeking to restrain, prohibit, preclude or enjoin the transactions contemplated by this Agreement.

b.

Conditions to the Obligations of Antara. The obligations of Antara to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions: (i) the Company shall have received aggregate gross proceeds from the Equity Offerings from persons other than Antara (or its affiliates, managed accounts or co-investors) of at least $8,000,000.00; (ii) the Company and Antara shall have entered into a registration rights agreement in a customary and negotiated form reasonably acceptable to the Company and Antara, but in any event containing (A) piggyback registration rights affording Antara to include any shares of Common Stock (or securities convertible into or exercisable for shares of Common Stock) held by Antara (“Registrable Securities”) for resale in any registration statement that the Company files with the Securities Exchange Commission under the Securities Act and (B) demand registration rights with respect to any Registrable Securities that have not been registered pursuant to the exercise of the rights described in clause (A) within one year following the Closing; (iii) the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, and the Company shall have delivered to Antara a certificate executed by an executive officer of the Company certifying to such effect; and (iv) the Company shall have delivered, or caused to be delivered, the Purchased Shares in book-entry form and registered in the name of Antara (or its assignee) with the transfer agent of the Company.

c.

Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions: (i) the representations and warranties of Antara set forth in this Agreement shall be true in correct in all material respects as of the Closing Date, and Antara shall have delivered to the Company a certificate executed by an officer of Antara certifying to such effect; and (ii) Antara shall have delivered, or caused to be delivered, on or prior to the Closing Date, the Aggregate Purchase Price by wire transfer of immediately available funds to an account designated by the Company at least three business days prior to the Closing Date.

6.

Termination. This Agreement may be terminated prior to the Closing by mutual written agreement of the Company and Antara. In addition, this Agreement shall automatically terminate if the conditions to the Closing set forth in Sections 5.a and 5.b have not been satisfied by the End Date.

7.

Counterparts. This Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

8.

Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation or in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

9.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to conflict of law principles, including all matters of construction, validity and performance.

10.

Submission to Jurisdiction. Any state or federal court sitting in New York, New York will retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement. Any and all judicial, administrative or arbitral actions, suits, proceedings (public or private), investigations, claims or demands (collectively, “Legal Proceedings”) related to the foregoing will be filed and maintained only in New York state or federal court, and the parties hereby consent to and submit to the jurisdiction and venue of such New York state or federal court for such purposes. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties agrees that a judgment in any such Legal Proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by any federal, state, local or foreign law, statute, directive, code, ordinance, rule or regulation, binding interpretations or common law requirement.

11.

Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors and permitted assigns. EVO may not assign this agreement without the prior written consent of Antara. Antara and its successors and assigns may freely assign this Agreement.

12.	Headings. Headings are for convenience only and shall not affect the interpretation of this Agreement.

13.

Further Assurances. Each of the parties agrees that it will take such actions and execute such additional documents as may be reasonably requested by the other party in order to effectuate more fully the purposes and intent of this Agreement.

14.

Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the party who is or is to be thereby aggrieved will have the right of specific performance and injunctive relief giving effect to its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies will be cumulative. The parties agree that any such breach or threatened breach would cause irreparable injury, that the remedies at law for any such breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

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Please acknowledge receipt hereof and agreement with the terms embodied herein by signing in the space provided below and returning a fully executed copy of this Agreement to the undersigned as soon as possible.

Very truly yours,

EVO TRANSPORTATION & ENERGY SERVICES, INC.

By:	/s/ John Yeros

Name: John Yeros
Title: Chief Executive Officer

Antara Capital Master Fund LP

By: Antara Capital LP not in its individual corporate capacity, but solely as Investment Advisor and agent

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati

Name: Himanshu Gulati
Title: Managing Member of Antara Capital LP
Date: 9/16/19